FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May , 2010
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of
1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement.
Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”,
“anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the
“Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the risk that the
European Acquisition ("Acquisition") will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the Acquisition may not be fully realized or realized within the expected time frame, revenues following the Acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s
Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange
Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-
looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the Acquisition and the integration of the acquired business into our existing business. The estimate of synergies is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of our management’s knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the
Acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realize the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi for the fiscal 2010 or beyond.

2nd Quarter
results for the period
ended March 2010

sappi
* for the period ended March 2010
** as at March 2010
Coated fine paper
65%
Uncoated fine paper
7%
Coated specialities
7%
Commodity paper
7%
Pulp
13%
Other
1%
North America
21%
Europe
56%
Southern Africa
23%
Sales by product group*
Sales by source*
North America
21%
Europe
51%
Southern Africa
12%
Asia and other
16%
Fine paper
64%
Forest products
36%
Sales by destination*
Net operating assets**

second quarter
second quarter results

•
Operating profit excluding special items increased year on year to
US$54 million (Q2 2009: US$17 million loss)
•
Demand trends improving
•
Net cash generated US$109 million
•
Basic loss per share of 6 US cents (unfavourably impacted by
3 US cents special items)
Financial summary for the quarter
2nd Quarter results
2nd Quarter results
Quarter ended
Half-year ended
Mar 2010
Mar 2009
Dec 2009
Mar 2010
Mar 2009
Key figures: (US$ million)
Sales
1,576
1,313           1,620
3,196           2,500
Operating profit
28
6                 1
29
63
Special items – losses (gains)
1
26              (23)                80                106             (55)
Operating profit (loss) excluding
special items
2
54              (17)                81                135                 8
EBITDA excluding special items
3
156                82               193                349             188
Basic loss per share (US cents)
(6)
(7)
(10)
(16)               (3)
Net debt
4
2,429
2,735             2,581            2,429            2,735
Key ratios: (%)
Operating profit to sales
1.8
0.5                0.1               0.9                2.5
Operating profit (loss) excluding
special items to sales
3.4
(1.3)                5.0                4.2               0.3
Operating profit (loss) excluding
special items to
Capital Employed (ROCE)
5.1
(1.6)                7.5               6.4               0.4
EBITDA excluding special
items to sales
9.9
6.2
11.9
10.9                7.5
Return on average equity (ROE)
5
(7.3)
(7.5)            (11.6)              (9.4)             (1.4)
Net debt to total capitalisation
5
59.1
59.4               60.0              59.1             59.4
1
Refer to page 16 for details on special items.
2
Refer to page 16, note 10 to the group results for the reconciliation of operating profit excluding special items to operating profit (loss).
3
Refer to page 16, note 10 to the group results for the reconciliation of EBITDA excluding special items to (loss) profit before taxation.
4
Refer to page 18, Supplemental Information for the reconciliation of net debt to interest-bearing borrowings.
5
Refer to page 17, Supplemental Information for the definition of the term.
The table above has not been audited or reviewed.

Commentary on the quarter
Demand for our products continued to improve through the quarter with the result that our sales volume increased 17% compared to a year earlier and 3% compared to the December quarter.
The quarter was characterised by rapid increases in market pulp prices accelerated by a major earthquake on February 28th which disrupted pulp supply from Chile. A strike by stevedores in Finland lasted approximately 2 weeks and restricted all trade flows in and out of Finland, disrupting pulp shipments and paper deliveries. Pulp prices (NBSK) rose from an average of US$796 per ton in December to
US$889 per ton at the end of March. Our Southern African and North American businesses, which are net sellers of pulp, benefited from the pulp price increases. Our European business, which buys more than half of its pulp requirements, experienced a margin squeeze as it could not raise its paper selling prices enough to absorb the higher pulp costs. Pulp prices had an unfavourable impact of US$35 million on operating profit in our European business compared to the corresponding quarter last year.
The North American business performed strongly in the quarter as a result of our market positioning, continued cost reduction and improved pulp sales prices, and each of the other regions generated operating profits (excluding special items).
In March, we implemented price increases on coated fine paper in Europe to help mitigate the higher pulp prices and have announced a further 10% increase with effect from June in response to strengthening demand and the spike in pulp prices. Prices for coated mechanical paper continued to decline in Europe during the quarter.
Average prices realised by the group in US dollar terms in the quarter were 2% higher than a year ago, mainly as a result of higher pulp prices and currency movements. US dollar prices realised for coated paper were, however, lower than in the corresponding quarter a year ago. Coated paper prices realised in
US dollar terms were also lower than in the December quarter. Local currency prices realised for coated paper in Europe were higher than in the December quarter, while US prices were lower.
Variable costs excluding pulp were at similar levels to the prior quarter, but still well below the levels of a year ago. Fixed costs were well controlled in the quarter, and were 4% lower than the December quarter.
Synergies related to the European Acquisition completed in December 2008 (the “Acquisition”) were
m31 million for the quarter, and the run rate is in line with our target to achieve m120 million of synergies per annum by 2011.
Special items for the quarter amounted to US$26 million, and reflected a plantation fair value price adjustment charge of US$11 million and a net charge in respect of other special items of US$15 million including the effect of the electrical fire at Stockstadt Mill in late December 2009, which interrupted coated paper production in this mill during the quarter.
Operating profit excluding special items was US$54 million for the quarter, a substantial improvement compared to the US$17 million loss reported a year ago. As expected, higher pulp prices in Europe and maintenance shuts in South Africa negatively impacted our result which was below the US$81 million reported in the December quarter. Including special items, operating profit was US$28 million compared to US$6 million a year ago.
Net finance costs of US$62 million were US$11 million lower than the prior quarter largely as a result of a
US$7 million gain on the redemption of US$106 million of US Municipal Bonds.
EPS was a loss of 6 US cents (including a loss of 3 US cents in respect of special items) compared to a loss of 7 US cents for the equivalent quarter last year (including a gain of 3 US cents in respect of special items).

second quarter
second quarter results

Cash flow and debt
Cash generated from operations increased to US$122 million for the quarter, up from US$99 million a year ago as a result of improved operating performance and increased sales volumes.
Net cash generated was US$109 million for the quarter, up from US$75 million a year ago (excluding cash invested in the European Acquisition). The increase was a result of improved operating profit and working capital management which released US$68 million (including the US$38 million receipt of alternative fuel tax credits in North America), partially offset by higher finance cost payments. Capital expenditure for the quarter was US$52 million and year to date was US$89 million. This is in line with our aim to limit capital expenditure for the full year to approximately US$200 million.
Net debt decreased to US$2.4 billion, which is below the debt level prior to the financing of the European
Acquisition in December 2008. Liquidity remains strong, and cash and cash equivalents at the end of the quarter were US$724 million.
Operating Review for the Quarter
Sappi Fine Paper
Quarter
Quarter
Quarter
ended
ended                                  ended
Mar 2010
Mar 2009
%
Dec 2009
US$ million
US$ million
change
US$ million
Sales
1,208
1,038
16.4                 1,256
Operating profit (loss)
50
(45)
–
79
Operating profit (loss) to sales (%)
4.1
(4.3)
–
6.3
Special items (gains) losses
(7)
8
–                     (35)
Operating profit (loss) excluding
special items
43
(37)
–
44
Operating profit (loss) excluding
special items to sales (%)
3.6
(3.6)
–
3.5
EBITDA excluding special items
120
42
185.7                     130
EBITDA excluding special items
to sales (%)
9.9
4.0
–                    10.4
RONOA pa (%)
5.3
(4.8)
–
5.3
The Fine Paper business achieved an operating profit excluding special items of US$43 million for the quarter due to the strong performance from North America. The European business experienced improved demand, a stronger order book and increased operating rates, however, its margins were adversely affected by rapidly increasing pulp prices. Price realisation started to increase late in the quarter but was insufficient to offset the input cost increases.

Europe
Quarter
  Quarter Quarter
ended
ended %           % ended
Mar 2010
Mar 2009   change change Dec 2009
US$ million
US$ million (US$) (Euro) US$ million
Sales
866
737 17.5 12.4 936
Operating profit (loss)
9
(21) –               – 12
Operating profit (loss)
to sales (%)
1.0
(2.8) –               – 1.3
Special items (gains) losses
(5)
– – – 13
Operating profit (loss) excluding
special items
4
(21) –               – 25
Operating profit (loss) excluding
special items to sales (%)
0.5
(2.8) –               – 2.7
EBITDA excluding special items
64
34 88.2 79.9 88
EBITDA excluding special items
to sales (%)
7.4
4.6 –               – 9.4
RONOA pa (%)
0.7
(4.2) –               – 4.3
European industry shipments of coated woodfree paper increased by approximately 10% compared to the equivalent quarter last year. Shipments of mechanical coated paper showed similar levels of growth over the prior year.
Average prices realised for the quarter in dollar terms were 3% below the equivalent quarter last year and decreased by 5% compared to the prior quarter, primarily due to exchange rate movements. Prices in Euro terms were higher than the previous quarter but remain below the level of the corresponding quarter last year. While prices for coated mechanical paper continued to decline during the quarter, we implemented price increases for coated woodfree paper in March which reversed the declining trend of prices experienced since May 2009.
Our European business purchases more than half of its pulp requirements. The rapidly rising pulp prices therefore resulted in a major margin squeeze in the quarter. Other input costs such as wood and chemicals also rose, while energy costs declined.
A 15-day Finnish stevedore strike in March led to the suspension of production at Kirkniemi Mill for the duration of the strike, during which time we supplied our customers to the extent possible from our
Lanaken Mill in Belgium.
The Stockstadt Mill restarted coated woodfree paper production at the end of March after a 3 month disruption as a result of an electrical fire. The cost of restoration and business interruption was approximately US$30 million which was largely self-insured.

second quarter
second quarter
results
5
North America
Quarter
Quarter
Quarter
ended
ended                                  ended
Mar 2010
Mar 2009
%
Dec 2009
US$ million
US$ million
change
US$ million
Sales
342
301
13.6                    320
Operating profit (loss)
41
(24)
–
67
Operating profit (loss)
to sales (%)
12.0
(8.0)
–                   20.9
Special items (gains) losses
(2)
8
–                    (48)
Operating profit (loss) excluding
special items
39
(16)
–
19
Operating profit (loss) excluding
special items to sales (%)
11.4
(5.3)
–
5.9
EBITDA excluding special items
56
8
600                       42
EBITDA excluding special items
to sales (%)
16.4
2.7
–                    13.1
RONOA pa (%)
16.0
(5.9)
–
7.8
During the quarter, the North American business continued to improve its performance as a result of its market position in coated woodfree paper, improved market pulp demand and prices and the strong performance of the speciality business.
US coated paper demand has not returned to 2008 levels but has shown an improving trend. US industry shipments of coated woodfree paper for the quarter increased 16% compared to a year ago.
Prices realised for coated paper were 11% below the equivalent quarter last year and 2% lower than the
December quarter. Pulp prices continued to increase compared to the prior quarter and the equivalent quarter last year.
Margins improved in the quarter as a result of cost management, strong market pulp performance and retaining good customer mix.

Southern Africa – Forest and Paper Products
Quarter
Quarter Quarter
ended
ended           %               %
ended
Mar 2010
Mar 2009 change change Dec 2009
US$ million
US$ million (US$) (Rand) US$ million
Sales
368
275 33.8 2.2 364
Operating (loss) profit
(4)
50
–               –
(86)
Operating (loss) profit
to sales (%)
(1.1)
18.2            –               –
(23.6)
Special items (gains) losses
16
(31)
–               –
115
Operating profit excluding
special items
12
19 (36.8) (51.6) 29
Operating profit excluding
special items to sales (%)
3.3
6.9
–                –
8.0
EBITDA excluding special items
37
38 (2.6) (25.6) 55
EBITDA excluding special items
to sales (%)
10.1
13.8            –                –
15.1
RONOA pa (%)
2.7
4.6
–                –
6.3
The Southern African business benefited from rising pulp prices; however, the domestic markets remained weak until late in the quarter in terms of demand and price levels.
The Saiccor mill continued to optimise production but had a scheduled maintenance shut which reduced output for the quarter. Prices for chemical cellulose increased largely in step with paper pulp prices through the quarter, offsetting the effect of the stronger exchange rate of the Rand relative to the US Dollar and resulting in a good performance for Saiccor mill.
The overall performance of the Southern African business was unfavourably impacted by the weak domestic demand and weak prices for fine paper and packaging paper. This was exacerbated by an extended maintenance shut at Ngodwana mill in the quarter which reduced output and sales of pulp and packaging paper.
The Usutu pulp mill was permanently closed at the end of January and discussions continue with stakeholders on the future of the site and related plantations.
Black Economic Empowerment (BEE)
At an extraordinary General Meeting on 29 April 2010 shareholders approved the BEE transaction which was proposed in the circular to shareholders dated 31 March 2010.
Appointment of Lead Independent Director
The Sappi board has appointed Professor Meyer Feldberg as lead independent director with immediate effect.

second quarter
second quarter results

Outlook
We expect conditions in our major markets to continue to improve gradually this year; however, the extent of the economic recovery is still uncertain.
There has been significant order inflow of coated woodfree paper in Europe and a modest improvement in demand for coated mechanical paper. As the Euro has weakened, our export markets have strengthened significantly and we expect demand to remain firm in these markets.
A major factor for our industry will be the level of pulp prices and the availability of pulp following the disruption caused by the earthquake in Chile. An extended period of high pulp prices would benefit our
North American and Southern African businesses directly, as they are net sellers of pulp. Continued high pulp prices would act as a catalyst for further price increases for coated paper in Europe beyond the 10%
increase we have announced to take effect in June 2010, which are expected to start improving margins in our European business.
In our Southern African business, we expect to see continued good demand for Saiccor’s product, as well as firmer price levels. The Kraft business is starting to see signs of improved demand, and its performance should improve in the second half of the year.
We expect the operating profit excluding special items in the third financial quarter to be at a similar level to that achieved in our second financial quarter.
On behalf of the board
R J Boëttger
M R Thompson
Director
Director
07 May 2010
sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

Forward-looking statements
Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. The words ‘believe’, ‘anticipate’,
‘expect’, ‘intend’, ‘estimate’, ‘plan’, ‘assume’, ‘positioned’, ‘will’, ‘may’, ‘should’, ‘risk’ and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to, the impact of the global economic downturn, the risk that the European Acquisition (“Acquisition”) will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the Acquisition may not be fully realised or realised within the expected time-frame, revenues following the Acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions
(including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the Acquisition and the integration of the acquired business into our existing business. The estimate of synergies is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgements, and present, to the best of our management’s knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the Acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realise the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi.

second quarter
second quarter results

Group income statement
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
Mar 2010
Mar 2009
Mar 2010
Mar 2009
Note
US$ million
US$ million
US$ million
US$ million
Sales
1,576
1,313
3,196
2,500
Cost of sales
1,443
1,196
2,974
2,238
Gross profit
133
117
222
262
Selling, general and administrative
expenses
114
97
221
183
Other operating (income) expense
(4)
11
(20)
14
Share of (profit) loss from
associates and joint ventures
(5)
3
(8)
2
Operating profit 3
28
6
29
63
Net finance costs
62
40
135
61
Net interest
79
41
158
72
Net foreign exchange gains
(6)
(4)
(9)
(11)
Net fair value (gain) loss on
financial instruments
(11)
3
(14)
–
(Loss) profit before taxation
(34)
(34)
(106)
2
Taxation
(3)                 1
(24)
14
Current
(1)
(6)
3
4
Deferred
(2)
7
(27)
10
Loss for the period
(31)
(35)
(82)
(12)
Basic loss per share (US cents)
(6)
(7)
(16)
(3)
Weighted average number of
shares in issue (millions)
515.5
515.8
515.6
449.4
Diluted basic loss per share
(US cents)
(6)
(7)
(16)
(3)
Weighted average number
of shares on fully
diluted basis (millions)
515.5
515.8
515.6
449.4
Group statement of comprehensive income
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
Mar 2010
Mar 2009
Mar 2010
Mar 2009
US$ million
US$ million
US$ million
US$ million
Loss for the period
(31)
(35)
(82)
(12)
Other comprehensive loss,
net of tax
–
(17)
(24)
(287)
Exchange differences on translation
of foreign operations
(1)
6
(26)
(287)
Movements in hedging reserves
1
(32)
2
–
Deferred tax effects on above
–
9
–
–
Total comprehensive loss
for the period
(31)
(52)
(106)
(299)

Group balance sheet
Reviewed
Reviewed
Mar 2010
Sept 2009
US$ million
US$ million
ASSETS
Non-current assets
4,401
4,867
Property, plant and equipment
3,638
3,934
Plantations
457
611
Deferred taxation
52
56
Other non-current assets
254
266
Current assets
2,401
2,430
Inventories
777
792
Trade and other receivables
824
868
Cash and cash equivalents
724
770
Assets held for sale
76
–
Total assets
6,802
7,297
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,683
1,794
Non-current liabilities
3,201
3,662
Interest-bearing borrowings
2,360
2,726
Deferred taxation
324
355
Other non-current liabilities
517
581
Current liabilities
1,918
1,841
Interest-bearing borrowings
775
601
Bank overdraft
18
19
Other current liabilities
1,057
1,165
Taxation payable
50
56
Liabilities associated with assets held for sale
18
–
Total equity and liabilities
6,802
7,297
Number of shares in issue at balance sheet date (millions)
515.2
515.7

second quarter
second quarter results

Group cash flow statement
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
Mar 2010
Mar 2009
Mar 2010
Mar 2009
US$ million
US$ million
US$ million
US$ million
Loss for the period
(31)
(35)
(82)
(12)
Adjustment for:
Depreciation, fellings and amortisation
117
114
249
211
Taxation
(3)
1
(24)
14
Net finance costs
62
40
135
61
Post-employment benefits
(20)
(11)
(33)
(19)
Plantation fair value adjustment
11
(35)
106
(69)
Other non-cash items
(14)
25
16
8
Cash generated from operations
122
99
367
194
Movement in working capital
68
28
(102)
(68)
Net finance costs
(29)
(10)
(93)
(54)
Taxation paid
–
(3)
(4)
(2)
Dividends paid
–
–
–
(37)
Cash retained from operating activities
161
114
168
33
Cash utilised in investing activities
(52)
(625)
(89)
(665)
Capital expenditure and other
non-current assets
(52)
(39)
(89)
(79)
Acquisition
–
(586)
–
(586)
Net cash generated (utilised)
109
(511)
79
(632)
Cash effects of financing activities
(122)
243
(65)
1,036
Net movement in cash and cash
equivalents
(13)
(268)
14
404
Group statement of changes in equity
Reviewed
Reviewed
Half-year
Half-year
ended
ended
Mar 2010
        Mar 2009
US$ million    US$ million
Balance – beginning of period
1,794
1,605
Total comprehensive loss for the period
(106)
(299)
Dividends paid
–
(37)
Rights offer
–
575
Costs directly attributable to the rights offer
(5)
(31)
Issue of new shares to M-real
–
45
Transfers (to) from the share purchase trust
(6)
3
Share-based payment reserve
6
5
Balance – end of period
1,683
1,866

Notes to the group results
1.   Basis of preparation
The condensed financial statements have been prepared in accordance with International Accounting
Standard 34, Interim Financial Reporting. Apart from the adoption of IFRS 8 “Operating Segments”, the accounting policies and methods of computation used in the preparation of the results are consistent, in all material respects, with those used in the annual financial statements for September 2009 which are compliant with International Financial Reporting Standards (IFRS) as issued by the International Accounting
Standards Board.
The preliminary results for the six-month period ended March 2010 as set out on pages 9 to 16 have been reviewed in terms of the International Standard on Review Engagements 2410 by the group’s auditors,
Deloitte & Touche. Their unmodified review report is available for inspection at the company’s registered office.
2.   Adoption of IFRS 8 “Operating Segments”
The adoption of IFRS 8 “Operating Segments” did not have an impact on the group’s reported results or financial position.
IFRS 8 requires an entity to report financial and descriptive information about its reportable segments.
Reportable segments are components of an entity for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. Prior year segment disclosure has been restated as reflected in note 10.
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
Mar 2010
Mar 2009
Mar 2010
Mar 2009
US$ million
US$ million
US$ million
US$ million
3.   Operating profit
Included in operating profit are
the following non-cash items:
Depreciation and amortisation
102
99
214
180
Fair value adjustment on plantations
(included in cost of sales)
Changes in volume
Fellings
15
15
35
31
Growth
(14)
(16)
(33)
(32)
1
(1)
2
(1)
Plantation price fair value
adjustment
11
(35)
106
(69)
12
(36)
108
(70)
Included in other operating (income) expense
are the following:
Asset (impairment reversals)
impairments
(5)
2
(13)
5
(Profit) loss on disposal of property,
plant and equipment
(1)
–
1
(1)
Profit on disposal of investment
(1)
–
(1)
–
Restructuring provisions raised
3
8
41
8
Fuel tax credit
(2)
–
(51)
–

second quarter
second quarter results

Reviewed
Reviewed
Reviewed
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
Mar 2010
Mar
2009
Mar 2010
Mar
2009
US$ million
US$
million
US$ million
US$
million
4.    Headline loss per share *
Headline loss per share (US cents)
(7)
(6)
(18)
(2)
Weighted average number of shares
in issue (millions)
515.5
515.8
515.6
449.4
Diluted headline loss per share
(US cents)
(7)
(6)
(18)
(2)
Weighted average number of shares
on fully diluted basis (millions)
515.5
515.8
515.6
449.4
Calculation of headline loss *
Loss for the period
(31)
(35)
(82)
(12)
Asset (impairment reversals) impairments
(5)
2
(13)
5
(Profit) loss on disposal of property,
plant and equipment
(1)
–
1
(1)
Profit on disposal of investment
(1)
–
(1)
–
Tax effect of above items
–
–
–
–
Headline loss
(38)
(33)
(95)
(8)
*Headline earnings disclosure is required by the JSE Limited.
5.   Capital expenditure
Property, plant and equipment
41
46
78
93
Mar 2010
Sept
2009
US$ million
US$
million
6.    Capital
commitments
Contracted
71
62
Approved but not contracted
146
126
217
188
7.    Contingent liabilities
Guarantees and suretyships
45
44
Other contingent liabilities (refer to note 9)
28
8
73
52
On the cessation of production at the Usutu Pulp Mill, Sappi is undertaking an environmental assessment to determine whether there are any potential environmental obligations at the site. The nature and amount of any such obligations cannot be measured reliably until the assessments have been completed.
8.    Material balance sheet movements year on year
On the cessation of production at the Usutu Pulp Mill, the assets and the liabilities forming part of this disposal group, consisting mainly of plantations, have been classified as held for sale.
9.   Subsequent events
As part of the group’s recently announced empowerment transaction as described in the circular sent to shareholders, dated 31 March 2010, Sappi has in the second fiscal quarter of 2010 reached an agreement with its strategic partners in the land empowerment transaction concluded in 2006. As at the end of March
2010 Sappi had the intention to issue ordinary shares to the strategic partners to settle the group’s obligation under the land empowerment transaction. The settlement has the effect of unwinding the land empowerment transaction and incorporating the strategic partners in the recently announced empowerment transaction.

The issue of shares was authorised by the shareholders in a special meeting held on 29 April 2010. In accordance with IAS 37, a contingent liability to issue shares to the value of US$ 19 million (ZAR 141 million)
which existed at the end of the group’s second fiscal quarter of 2010 has been included in note 7, Contingent liabilities.
10. Segment information
Restatement of prior year disclosures
Sappi Fine Paper South Africa is now reported as part of the Forest and Paper Products segment in accordance with the geographical management of our business. The table below shows the effect of this change for the quarter and half-year ended March 2009:
Restated
Reviewed
Quarter ended
Mar 2009
US$ million
As previously
reported Adjustment Restated
Fine Paper
Sales                                                                                               1,112
(74) 1,038
Operating profit (43) (2) (45)
Net operating assets 3,627 (181) 3,446
Forest and Paper Products – Pulp and paper operations
Sales                                                                                                 189
74 263
Operating profit 48 2 50
Net operating assets 1,531 181 1,712
Restated
Reviewed
Half-year ended
Mar 2009
US$ million
As previously
reported Adjustment Restated
Fine Paper
Sales                                                                                               2,110
(148) 1,962
Operating profit (35) (4) (39)
Net operating assets 3,627 (181) 3,446
Forest and Paper Products – Pulp and paper operations
Sales                                                                                                 363
148 511
Operating profit 97 4 101
Net operating assets 1,531 181 1,712
The information below is presented in the way that it is reviewed by the chief operating decision maker as required by IFRS 8 “Operating Segments”.

second quarter
second quarter results

Restated
Restated
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
Mar 2010
Mar
2009
Mar 2010
Mar
2009
Metric tons
Metric
tons
Metric tons
Metric
tons
(000’s)
(000’s)
(000’s)
(000’s)
Sales volume
Fine Paper –
North America
345
289
667
619
Europe
919
759
1,863
1,315
Total
1,264
1,048
2,530
1,934
Forest and Paper Products –  Pulp and paper
operations
425
409
875
765
Forestry operations
244
189
412
431
Total
1,933
1,646
3,817
3,130
US$ million
US$ million
US$ million
US$ million
Sales
Fine Paper –
North America
342
301
662
664
Europe
866
737
1,802
1,298
Total
1,208
1,038
2,464
1,962
Forest and Paper Products –  Pulp and paper
operations
351
263
701
511
Forestry operations
17
12
31
27
Total
1,576
1,313
3,196
2,500
Operating profit excluding special items
Fine Paper –
North America
39
(16)
58
(23)
Europe
4
(21)
29
(8)
Total
43
(37)
87
(31)
Forest and Paper Products
12
19
41
38
Corporate and other
(1)
1
7
1
Total
54
(17)
135
8
Special items – losses (gains)
Fine Paper –
North America
(2)
8
(50)
8
Europe
(5)
–
8
–
Total
(7)
8
(42)
8
Forest and Paper Products
16
(31)
131
(63)
Corporate and other
17
–
17
–
Total
26
(23)
106
(55)
Operating profit
Fine Paper –
North America
41
(24)
108
(31)
Europe
9
(21)
21
(8)
Total
50
(45)
129
(39)
Forest and Paper Products
(4)
50
(90)
101
Corporate and other
(18)
1
(10)
1
Total
28
6
29
63
EBITDA excluding special items
Fine Paper –
North America
56
8
98
27
Europe
64
34
152
84
Total
120
42
250
111
Forest and Paper Products
37
38
92
75
Corporate and other
(1)
2
7
2
Total
156
82
349
188

Restated Restated
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
Mar 2010
Mar 2009
Mar 2010
Mar 2009
US$ million
US$ million
US$ million
US$ million
Net operating assets
Fine Paper –
North America
966
1,070
966
1,070
Europe
2,126
2,376
2,126
2,376
Total
3,092
3,446
3,092
3,446
Forest and Paper Products
1,777
1,712
1,777
1,712
Corporate and other
32
126
32
126
Total
4,901
5,284
4,901
5,284
Reconciliation of operating profit (loss) excluding special items to operating profit
Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash.
Operating profit (loss) excluding special items
54
(17)
135
8
Special Items
(26)
23
(106)
55
Plantation price fair value adjustment
(11)
35
(106)
69
Restructuring provisions raised
(3)
(8)
(41)
(8)
Profit (loss) on disposal of property,
plant and equipment
1
–
(1)
1
Profit on disposal of investment
1
–
1
–
Asset impairment reversals (impairments)
5
(2)
13
(5)
Fuel tax credit
2
–
51
–
Fire, flood, storm and related events
(21)
(2)
(23)
(2)
Operating profit
28
6
29
63
Reconciliation of EBITDA excluding special items and operating profit excluding special items to
(loss) profit before taxation
EBITDA excluding special items
156
82
349
188
Depreciation and amortisation
(102)
(99)
(214)
(180)
Operating profit (loss) excluding special items
54
(17)
135
8
Special items – (losses) gains
(26)
23
(106)
55
Net finance costs
(62)
(40)
(135)
(61)
(Loss) profit before taxation
(34)
(34)
(106)
2
Reconciliation of net operating assets to total assets
Net operating assets
4,901
5,284
4,901
5,284
Deferred tax
52
36
52
36
Cash and cash equivalents
724
711
724
711
Other current liabilities
1,057
959
1,057
959
Taxation payable
50
52
50
52
Liabilities associated with assets held for sale
18
–
18
–
Total assets
6,802
7,042
6,802
7,042

second quarter
second quarter results

Supplemental Information
(this information has not been reviewed)
General definitions
Average – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two
Fellings – the amount charged against the income statement representing the standing value of the plantations harvested
NBSK – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, produced from coniferous trees (i.e. spruce, pine) in Scandinavia, Canada and northern USA. The price of NBSK is a benchmark widely used in the pulp and paper industry for comparative purposes
SG&A – selling, general and administrative expenses
Non-GAAP measures
The group believes that it is useful to report certain non-GAAP measures for the following reasons:
–   these measures are used by the group for internal performance analysis;
–   the presentation by the group’s reported business segments of these measures facilitates comparability with other companies in our industry, although the group’s measures may not be comparable with similarly titled profit measurements reported by other companies; and
–   it is useful in connection with discussion with the investment analyst community and debt rating agencies.
These non-GAAP measures should not be considered in isolation or construed as a substitute for GAAP measures in accordance with IFRS
Capital employed – shareholders’ equity plus net debt
EBITDA excluding special items – earnings before interest (net finance costs), taxation, depreciation, amortisation and special items
Headline earnings – as defined in circular 3/2009 issued by the South African Institute of Chartered Accountants,
separates from earnings all separately identifiable re-measurements. It is not necessarily a measure of sustainable earnings. It is a listing requirement of the JSE Limited to disclose headline earnings per share
Net assets – total assets less total liabilities
Net asset value per share – net assets divided by the number of shares in issue at balance sheet date
Net debt – current and non-current interest-bearing borrowings, and bank overdraft (net of cash, cash equivalents and short-term deposits)
Net debt to total capitalisation – net debt divided by capital employed
Net operating assets – total assets (excluding deferred taxation and cash and cash equivalents) less current liabilities (excluding interest-bearing borrowings and bank overdraft)
ROCE – return on average capital employed. Operating profit excluding special items divided by average capital employed
ROE – return on average equity. Profit for the period divided by average shareholders’ equity
RONOA – return on average net operating assets. Operating profit excluding special items divided by average net operating assets
Special items – special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash
The above financial measures are presented to assist our shareholders and the investment community in interpreting our financial results.
These financial measures are regularly used and compared between companies in our industry.

Supplemental Information (this information has not been reviewed)
Summary rand convenience translation
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
Mar 2010
Mar 2009
Mar 2010
Mar 2009
Key figures: (ZAR million)
Sales
11,914
12,996
24,067
24,754
Operating profit
212
59
218
624
Special items – losses (gains) *
197
(228)
798
(545)
Operating profit (loss) excluding
special items *
408
(168)
1,017
79
EBITDA excluding special items *
1,179
812
2,628
1,861
Basic loss per share (SA cents)
(45)
(69)
(120)
(30)
Net debt *
18,047
26,215
18,047
26,215
Key ratios: (%)
Operating profit to sales
1.8
0.5
0.9
2.5
Operating profit (loss) excluding
special items to sales
3.4
(1.3)
4.2
0.3
Operating profit (loss) excluding
special items to
Capital employed (ROCE) *
5.2
(1.7)
6.5
0.4
EBITDA excluding special items to sales
9.9
6.2
10.9
7.5
Return on average equity (ROE)
(7.4)
(7.7)
(9.6)
(1.5)
Net debt to total capitalisation *
59.1
59.4
59.1
59.4
* Refer to page 17, Supplemental Information for the definition of the term.
The above financial results have been translated into ZAR from US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.
Reconciliation of net debt to interest-bearing borrowings
Mar 2010
Sept 2009
US$ million
US$ million
Interest-bearing borrowings
3,153
3,346
Non-current interest-bearing borrowings
2,360
2,726
Current interest-bearing borrowings
775
601
Bank overdraft
18
19
Cash and cash equivalents
(724)
(770)
Net debt
2,429
2,576
Exchange rates
Mar
             Dec            Sept
June Mar
2010
2009            2009            2009
2009
Exchange rates:
Period end rate: US$1 = ZAR
7.4298 7.5315 7.4112 7.8990 9.5849
Average rate for the Quarter: US$1 = ZAR 7.5597 7.5009 7.7174 8.6197 9.8979
Average rate for the YTD: US$1 = ZAR 7.5302 7.5009 9.0135 9.4205 9.9015
Period end rate: EUR 1 = US$ 1.3413 1.4397 1.4688 1.4054 1.3301
Average rate for the Quarter: EUR 1 = US$ 1.3891 1.4737 1.4317 1.3651 1.3300
Average rate for the YTD: EUR 1 = US$ 1.4302 1.4737 1.3657 1.3432 1.3288
The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

second quarter
second quarter results

Sappi ordinary shares* (JSE: SAP)
US Dollar share price conversion*
* Historic share prices revised to reflect rights offer

Other interested parties can obtain printed copies of this report from:
South Africa:
United States:
Computershare Investor
ADR Depositary:
Services (Proprietary) Limited
The Bank of New York Mellon
70 Marshall Street
Investor Relations
Johannesburg 2001
PO Box 11258
PO Box 61051
Church Street Station
Marshalltown 2107
New York, NY 10286-1258
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Sappi has a primary listing on the JSE Limited and a secondary listing on the New York Stock Exchange

this report is available on the Sappi website
www.sappi.com

22
22
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www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May
12, 2010
SAPPI LIMITED,
Name: M. R. Thompson
Title: Chief Financial Officer
M. R. Thompson
By:      /s/